Exhibit 99.1

News Release

November 29, 2021

TRQ confirms approval of short-term increase in OT Underground Mine Development Budget

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) announced today that, in light of the progress made in the ongoing negotiations between the Government of Mongolia, Rio Tinto and the Company, the Board of Directors of OT LLC (the “OT Board”) approved a bridging budget of $75M to continue to progress critical activities in the Oyu Tolgoi (“OT”) underground mine development project. The Company expects that the approved increase should be sufficient to sustain work on the development of the OT underground mine up to mid January 2022.

While the Company believes that the decision to approve the bridging budget was a necessary and positive step in the near term, the Company cautions that there can be no assurance that the OT Board will approve any future necessary additional investments to further progress underground development and accordingly OT LLC remains at risk of having to slow down further work on the underground development.

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Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and

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similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the ability of Oyu Tolgoi LLC (“OT LLC”) to maintain critical activities in the OT underground mine development project and to sustain work on the development of the OT underground mine as and when the partial and short-term bridging budget approved by the board of directors of OT LLC at the end of November 2021 shall approach being fully spent or committed in mid-January 2022; the approval or non-approval by the OT Board of any future necessary additional investment and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and potential further delays to first sustainable production; the ongoing negotiations with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of OT, including with respect to the Definitive Estimate and the potential termination, amendment or replacement of the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (“IA”) or the Oyu Tolgoi Mine Development and Financing Plan (“UDP”) as well as the willingness of the Government of Mongolia to further engage in meaningful discussions with the Company, Rio Tinto and OT LLC; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the funding plan that is the subject of the Heads of Agreement between the Company and Rio Tinto entered into in April 2021 (“HoA”) and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the amount and potential sources of additional funding required therefor, all as contemplated by the HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the HoA as a result of delays in approving or non-approval of any future necessary additional investment by the OT Board; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and ultimate resolution of certain non-technical undercut criteria; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by OT LLC against the Government of Mongolia and the merits of its defence and counterclaim; liquidity, funding sources and funding requirements; the amount of any funding gap to complete the OT project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements and extensions thereto; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of OT (including with respect to the causes of the increase in costs and schedule extension of the underground development) and OT LLC internal governance (including the outcome of any such interactions or discussions); the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of OT; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the OT project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Company; the outcome of the international arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the OT project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the OT project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of OT, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the sufficiency of the partial and short-term bridging budget; the approval or non-approval by the OT Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and significant delays to first sustainable production; the status and nature of the Company’s ongoing negotiations, relationship and interactions with the Government of Mongolia on the continued operation and development of OT (including with respect to the causes of the increase in costs and schedule extension of the underground development) and OT LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for OT; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the OT project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of OT; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at OT.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as OT. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although OT has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section in the Company’s management’s discussion and analysis for the third quarter ended September 30, 2021 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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